Supplement dated July 6, 2006 (to prospectus supplement dated June 30, 2006 to prospectus dated April 21, 2006)

$1,200,506,000
(Approximate)

American Home Mortgage Assets Trust 2006-2
Issuing Entity

American Home Mortgage Servicing, Inc.
Servicer

American Home Mortgage Corp.
Sponsor

American Home Mortgage Assets LLC
Depositor

American Home Mortgage Assets Trust 2006-2,
Mortgage-Backed Pass-Through Certificates, Series 2006-2

The definition of “Accrual Period” on page S-92 shall be deleted in its entirety and replaced with the following:

Accrual Period— With respect to any distribution date and each class of the Class 2A Certificates and Class M Certificates, the period commencing on the prior distribution date (or in the case of the first distribution date, the Closing Date) and ending on the day immediately preceding that distribution date. With respect to the Class 1A Certificates and Class X Certificates, the prior calendar month.